Roman DBDR Acquisition Corp. II

9858 Clint Moore Road, Suite 205

Boca Raton, FL 33496

VIA EDGAR

November 14, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Pam Howell
Kibum Park

Re: Roman DBDR Acquisition Corp. II

Amended Registration Statement on Form S-1

Filed October 18, 2024

File No. 333-282186

Dear Ms. Howell and Mr. Park:

Roman DBDR Acquisition Corp. II (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 8, 2024, relating to Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), filed by the Company with the Commission on October 18, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes have been made in Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which is being filed contemporaneously with the submission of this response letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover page

1.	We note the revisions made in response to prior comment 1. We also note the statement that you do not expect any purchase of units by the non-managing sponsor investors to negatively impact your ability to meet Nasdaq listing eligibility requirements. In light of the disclosure that there is no limit on the amount that the non-managing sponsor investors may purchase in this offering, please revise to disclose whether the limited number of public investors could impact the company’s ability to meet the Nasdaq listing requirements.

In response to the Staff’s comment, we have revised Amendment No. 2 (cover page and pages 30, 86, 167 and 208) to disclose that the limited number of public investors will not adversely impact the Company’s ability to meet the Nasdaq listing requirements. We also respectfully advise the Staff that the lead underwriter has advised the Company that it intends to sell securities in the offering so that there are a minimum of 400 unrestricted round lot holders following the offering.

Summary

Limited Payments to Insiders, page 41

2.	We note your response to prior comment 8. Please revise here and elsewhere as applicable, to clarify whether "members of our management team" include your independent directors. In this regard, the table on page 6 seems to indicate that your independent directors (James Nelson, James Nevels, Bryn Sherman and Michael Woods) may receive consulting, success, advisory or finder's fees in connection with the consummation of your initial business combination.

In response to the Staff’s comment, we have revised Amendment No. 2 (pages 41, 45, 113, 114, 132, 155, 156, 161, 162, 169, 170, and 171) to clarify that our directors may receive consulting fees in connection with the consummation of our initial business combination.

Dilution, page 104

3.	We note your response to prior comment 13. As previously requested, please disclose outside the table each material potential source of future dilution following the registered offering. In addition, your disclosure should clarify whether any of the items listed in footnote 5 may result in a material future dilution. See Item 1602(c) of Regulation S-K. Lastly, please also discuss the anti-dilution rights relating to the founder shares.

In response to the Staff’s comment, we have revised Amendment No. 2 (page 105) to disclose outside the table each material potential source of future dilution following the registered offering, including the anti-dilution rights relating to the founder shares.

Executive Officer and Director Compensation, page 154

4.	We reissue prior comment 18. Please revise to include the membership interests in the sponsor to be issued to your independent directors, as disclosed on page 5 for their services as a director. See Item 402(r)(3) of Regulation S-K.

In response to the Staff’s comment, we have revised Amendment No. 2 (pages 42, 155 and 171) to include the membership interests in the sponsor to be issued to our independent directors.

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 166

5.	We reissue prior comment 20. Please revise to disclose those "certain limited circumstances" when the members of the sponsor may transfer their membership interests, as required by Item 1603(a)(6) of Regulation S-K. The addition of the reference to the disclosure above is not relevant as the disclosure in this section, other than this sentence does not relate to the membership interests in the sponsor itself.

In response to the Staff’s comment, we have revised Amendment No. 2 (page 168) to include the limited circumstances when the members of the sponsor may transfer their membership interests.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Joshua Englard, Esq. at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Dixon Doll, Jr.

Dixon Doll, Jr., Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP